Public

M.G. 3/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11016481

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-26602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12325 Port Grace Blvd
(No. and Street)

La Vista	NE	68128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Windorski — (402) 399-9111 X-1007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, L.L.P.
(Name – *if individual, state last, first, middle name*)

220 S. Sixth St, Ste 1400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/19

OATH OR AFFIRMATION

I, Gayle Parsons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities America, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President Accounting & Finance

Title

Notary Public

GENERAL NOTARY - State of Nebraska
KEVIN L. LAMMERS
My Comm. Exp. March 14, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities America, Inc.

Statement of Financial Condition

Year Ended December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Securities America, Inc.

We have audited the accompanying statement of financial condition of Securities America, Inc, (the Company) as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Securities America, Inc. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed more fully in Note 13 to the statement of financial condition, the Company's uncertain legal contingencies raise substantial doubt about its ability to continue as a going concern. The accompanying statement of financial condition has been prepared assuming that Securities America, Inc. will continue as a going concern. These matters are also described in Note 13. The statement of financial condition does not include any adjustments to reflect the possible future effects on the recoverability of assets or the amounts of liabilities that might result from the outcome of this uncertainty.

Ernst & Young LLP

February 28, 2011
Minneapolis, Minnesota

Securities America, Inc.

Statement of Financial Condition

December 31, 2010

Assets	
Cash and cash equivalents	$ 6,597,500
Cash – segregated under federal and other regulations	72,979
Securities owned, at market value	15,094,603
Commissions receivable	16,729,064
Agents balances and other receivables, net of allowance of $200,000	4,013,216
Notes receivable – agents, net of allowance of $667,000	14,263,696
Due from affiliates	24,832,529
Goodwill	31,875,474
Deferred income taxes, net	3,047,657
Income taxes receivable from affiliate	154,000
Intangible assets, net of amortization of $1,187,098	3,612,902
Prepaid expenses	655,256
Other assets	218,434
Total assets	$ 121,167,310
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable	$ 15,991,113
Securities sold, not yet purchased, at market value	75,892
Income taxes payable, to affiliate	672,639
Accrued legal reserves	10,742,453
Accrued employee payroll and benefits expenses	2,752,501
Accrued expenses and other liabilities	4,417,135
Total liabilities	34,651,733
Stockholder's equity:	
Common stock, $1 par value:	100
Authorized shares – 200	–
Issued and outstanding shares – 100	–
Additional paid-in capital	105,344,043
Accumulated deficit	(18,828,566)
Total stockholder's equity	86,515,577
Total liabilities and stockholder's equity	$ 121,167,310

See accompanying notes.

1102-1234367

Securities America, Inc.

Notes to Statement of Financial Condition

December 31, 2010

1. Summary of Significant Accounting Policies

Organization

Securities America, Inc. (the Company) is a wholly owned subsidiary of Securities America Financial Company, Inc. (SAFC), which is wholly owned by Ameriprise Financial, Inc. (Ameriprise Financial). Securities America Advisors, Inc. (SAA) is a Registered Investment Advisory firm and a wholly owned subsidiary of SAFC. Brecek & Young Advisors, LLC (BYA) is a Registered Investment Advisory Firm and a wholly owned subsidiary of SAFC.

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides securities distribution and brokerage services to our customers. The Company also offers an array of financial products, including both equity and debt securities and variable annuity insurance products, through a network of independent contractor-brokers. The Company operates on a fully-disclosed basis and is exempt from provisions of Securities and Exchange Commission (SEC) Rule 15c3-3.

The Company executes and clears trades through two unaffiliated brokerage firms: National Financial Services LLC and Pershing LLC (the clearing brokers).

Use of Estimates

In preparing the statement of financial condition in conformity with generally accepted accounting principles (GAAP) in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less cash equivalents.

1. Summary of Significant Accounting Policies (continued)

Securities Transactions

Customer securities transactions are recorded on a settlement-date basis, while the related commission revenues and expenses are accrued on a trade-date basis. Customer securities transactions executed, but unsettled, are reflected in commissions receivable and payable. Securities transactions of the Company are recorded on a trade-date basis. Securities owned are valued at quoted market values, and securities not readily marketable require the Company to estimate the value of the securities using the best information available.

The Company has agreed to indemnify the clearing brokers for losses that they may sustain from customer accounts introduced by the Company. At December 31, 2010, there were no amounts to be indemnified to the clearing brokers for customer accounts.

Long-Lived Assets

The Company reviews goodwill and intangible assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such cases, the estimated fair value of goodwill or intangible assets are determined using various analytical techniques.

Should such an assessment indicate that the value of goodwill or intangible assets is impaired, an impairment loss is recognized for the difference between the carrying value of the asset and its estimated fair value.

Agent Notes Receivable

From time to time the Company may make loans to its independent contractor-brokers, primarily to newly recruited brokers to assist in the transition process. See Note 3 for further discussion.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Subsequent Events

In February 2010, the Financial Accounting Standards Board (FASB) amended the accounting standards related to the recognition and disclosure of subsequent events. The amendments remove the requirement to disclose the date through which subsequent events are evaluated for SEC filers. The standard is effective upon issuance and shall be applied prospectively. The Company adopted the standard in the first quarter of 2010. The adoption did not have any effect on the Company's financial condition.

2. Recent Accounting Pronouncements (continued)

Fair Value

In January 2010, the FASB updated the accounting standards related to disclosures on fair value measurements. The standard expands the current disclosure requirements to include additional detail about significant transfers between Levels 1 and 2 within the fair value hierarchy and presents activity in the rollforward of Level 3 activity on a gross basis. The standard also clarifies existing disclosure requirements related to the level of disaggregation to be used for assets and liabilities as well as disclosures on the inputs and valuation techniques used to measure fair value. The standard is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure requirements related to the Level 3 rollforward, which are effective for interim and annual periods beginning after December 15, 2010. The Company adopted the standard in the first quarter of 2010, except for the additional disclosures related to the Level 3 rollforward, which the Company will adopt in the first quarter of 2011. The adoption did not and will not have a material effect on the Company's financial condition.

3. Notes Receivable – Agents

The notes receivable balance is comprised of unsecured non-interest-bearing and interest-bearing loans to the Company's independent representatives. These notes have various schedules for repayment or forgiveness and mature at various dates through 2017. The Company also provides an allowance for doubtful accounts on its receivables from independent representatives based on historical collection experience. Furthermore, the Company is continually evaluating its receivables for collectability and possible write-offs where a loss is deemed possible.

The carrying value of notes receivable from agents, which are recorded at cost, as of December 31, 2010, is $14,930,697. Fair value is $14,411,680 based on a valuation technique to convert future cash payments or forgiveness transactions to a single discounted present value amount.

4. Cash – Segregated Under Federal and Other Regulations

As of December 31, 2010, cash received from customers of $72,979 has been segregated in a special account for the exclusive benefit of customers under the provisions of SEC Rule 15c3-3 Section (k)(2)(i). Such amounts are promptly transmitted to the applicable counterparties.

5. Related-Party Transactions

The Company periodically advances excess funds to its affiliates or has amounts payable to affiliates for goods or services acquired through the affiliate. The transactions recorded with the Company's affiliates may not necessarily be representative of transactions recorded at arm's length. Amounts due and from affiliates of the Company are settled periodically.

Amounts due from affiliates of the Company as of December 31, 2010, are as follows:

	2010
SAFC	$ 14,786,911
SAA	7,762,677
BYA	727,250
Ameriprise Insurance Corporation (AIC)	1,555,691
Ameriprise Financial, Inc. (income taxes)	154,000

Amounts due to affiliates of the Company as of December 31, 2010, are as follows:

	2010
Ameriprise Financial, Inc. (income taxes)	$ 672,639

6. Income Taxes

Temporary differences giving rise to a net deferred tax asset of $3,047,657 at December 31, 2010, consist primarily of the allowance for uncollectible receivables and accrued liabilities not currently deductible for income tax purposes. There were no significant temporary differences giving rise to deferred tax liabilities.

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. The Company had no unrecognized tax benefits or related interest or penalties accrued for unrecognized tax benefits as of January 1, 2010, and December 31, 2010.

7. Employee Benefit Plan

Employees who meet certain eligibility requirements participate in a 401(k) profit-sharing plan sponsored by SAFC. Employee contributions are fully vested at all times. Discretionary employer contributions are fully vested after six years of service.

8. Leases

The Company has non-cancelable operating leases, primarily for office space, the last of which expires in 2012. Future minimum payments under these leases, as of December 31, 2010, are as follows:

2011	$ 178,010
2012	111,675
	$ 289,685

9. Goodwill and Intangible Assets

The Company has Goodwill of $31,875,474 related to previous acquisitions. In January, 2009, intangible assets of $4,800,000 were contributed to the Company by SAFC. The assets are composed of the estimated value of former BYA clients, representatives and client brokerage investments transferred to the Company. The assets consisted of the following at December 31, 2010:

Customer relationships	$ 3,386,235
Non-compete agreements	226,667

Amortization for each of the next five years is as follows:

2011	$ 557,566
2012	561,054
2013	504,978
2014	428,636
2015	419,471

10. Fair Value of Assets and Liabilities

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 – Prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of 90 days or less. Actively traded money market funds are measured at their net asset value (NAV) and classified as Level 1.

10. Fair Value of Assets and Liabilities (continued)

Securities Owned

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 1 securities include mutual funds, money market funds, and equity securities with quoted prices in an active market. Level 2 securities include agency mortgage-backed securities. The fair value of these Level 2 securities is based on a market approach with prices obtained from nationally-recognized pricing services. Observable inputs used to value these securities can include: reported trades, benchmark yields, issuer spreads and broker/dealer quotes. Level 3 securities include auction-rate securities.

The following table presents the balances of cash equivalents and securities owned as of December 31, 2010:

Money market investments (Level 1)	$ 2,170,128
Mutual fund investments (Level 1)	123,601
Credit enhanced (CE) mortgage-backed security investments (Level 2)	14,796,002
Auction rate securities (Level 3)	175,000
	$17,264,731

Liabilities

Securities Sold, Not Yet Purchased

When available, the fair value of securities sold, not yet purchased is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services or other model-based valuation techniques such as the present value of cash flows. Level 1 securities include mutual funds and equity securities. Level 2 securities include certain investments in government backed debt obligations. The firm has no Level 3 securities sold, not yet purchased.

10. Fair Value of Assets and Liabilities (continued)

The following table presents the balances of securities sold, not yet purchased as of December 31, 2010:

Mutual fund investments (Level 1)	$ 32,042
Municipal bond investments (Level 2)	43,850
	$ 75,892

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2010			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market investments	$ 2,170,128	$ –	$ –	$ 2,170,128
Mutual fund investments	123,601	–	–	123,601
CE mortgage-backed security investments	–	14,796,002	–	14,796,002
Auction rate securities	–	–	175,000	175,000
Total assets at fair value	$ 2,293,729	$ 14,796,002	$ 175,000	$ 17,264,731
Liabilities:				
Securities sold, not yet purchased	$ 32,042	$ 43,850	$ –	$ 75,892
Total liabilities at fair value	$ 32,042	$ 43,850	$ –	$ 75,892

The Company did not elect to apply fair value accounting for any of its existing eligible assets and liabilities and has no current plans to make the optional fair value election for any new financial instruments.

There were no transactions resulting in realized or unrealized gains in Level 3 assets or liabilities during 2010. There were no transfers between levels during 2010.

Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value, except for notes receivable (see Note 3). Assets, including cash and certain receivables, are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities and certain payables are carried at fair value or contracted amounts approximating fair value.

11. Net Capital

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1 or the Rule) of the Securities Exchange Act of 1934 and is required to maintain minimum net capital, as defined in the Rule. The Company uses the alternate method, as permitted by the Rule, which requires that the Company maintain minimum net capital equal to $250,000. Net capital may fluctuate on a daily basis. As of December 31, 2010, the Company had net capital of $1,991,058, which was $1,741,058 in excess of the required net capital of $250,000.

12. Commitments and Contingencies

The Company is involved in the normal course of business in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of its activities as a broker-dealer. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, heightened volatility in the financial markets, such as those which have been experienced from the latter part of 2007 through 2009, and significant recently enacted financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by, the SEC, the Financial Industry Regulatory Authority, state securities regulators, state attorneys general and various other governmental and quasi-governmental authorities on behalf of themselves or clients concerning the Company's business activities and practices, and the practices of the Company's financial advisors. The number of reviews and investigations has increased in recent years with regard to many firms in the financial services industry, including the Company. The Company has cooperated and will continue to cooperate with the applicable regulators regarding their inquiries.

These legal and regulatory proceedings and disputes are subject to uncertainties and, as such, the Company is unable to estimate the possible loss or range of loss that may result. An adverse outcome in one or more of these proceedings could result in adverse judgments, settlements, fines, penalties or other relief, in addition to further claims, examinations or adverse publicity that could have a material adverse effect on the Company's consolidated financial condition or results of operations.

12. Commitments and Contingencies (continued)

In July 2009, two issuers of private placement interests (Medical Capital Holdings, Inc./Medical Capital Corporation and affiliated corporations and Provident Shale Royalties, LLC and affiliated corporations) sold by the Company were the subject of SEC actions against those entities and individuals associated with them, which has resulted in the filing of several putative class action lawsuits naming both the Company and Ameriprise Financial, as well as related regulatory inquiries. Approximately $400 million of Medical Capital and Provident Shale investments made by the Company's clients are outstanding and currently in default. On January 26, 2010, the Commonwealth of Massachusetts filed an Administrative Complaint against the Company, which is being adjudicated in an administrative hearing that is expected to conclude during the second quarter of 2011. A significant volume of FINRA arbitrations have been brought against the Company, which are scheduled throughout the course of 2011 and 2012. The putative class actions and arbitrations generally allege violations of state and/or federal securities laws in connection with the Company's sales of these private placement interests. These actions were commenced in September 2009 and thereafter. Several of the arbitrations have been settled, and one arbitration proceeded to hearing in November-December, 2010 and resulted in an award against the Company in the amount of $1.2 million. The Medical Capital-related class actions were centralized and moved to the Central District of California by order of the United States Judicial Panel on Multidistrict Litigation under the caption "In re: Medical Capital Securities Litigation." The Provident Shale-related class actions remain pending in Texas federal court. On June 22, 2010, the Liquidating Trustee of the Provident Liquidating Trust filed an adversary action (Liquidating Trustee Action) in the Provident bankruptcy proceeding naming the Company on behalf of both the Provident Liquidating Trust and a number of individual Provident investors who are alleged to have assigned their claims. The Liquidating Trustee Action generally alleges the same types of claims as are alleged in the Provident class actions as well as a claim under the Bankruptcy Code. The Liquidating Trustee Action has been moved from bankruptcy court to the Texas federal court with the other Provident class actions. Motions to dismiss are pending in both the Provident Shale and Medical Capital class actions, but on January 24, 2011 the Medical Capital Class Action was temporarily transferred to the Northern District of Texas, where the Provident class action is pending, so that coordinated settlement negotiations can be conducted under that single Court's supervision.

13. Subsequent Event related to Contingency Matter

Reference is made to the discussion in Note 12 regarding actions and claims against the Company relating to the sale of private placement interests in the Medical Capital and Provident Shale corporations. On February 17, 2011, the named plaintiffs to the class actions filed with the Court a Settlement Agreement and Motion for Preliminary Approval of Class Action Settlement, seeking the court's approval of agreed-upon settlement terms. A preliminary approval hearing has been set for March 18, 2011 and the judge has issued a temporary restraining order which stays pending arbitration matters scheduled through this date. This Limited Funds Settlement Agreement includes the following financial components to be paid by the Company: 1) $2,253,440 payment by the Company out of established reserves; 2) $7,000,000 payment by the Company out of excess net capital; 3) certain contingent future payments, with a buyout option of $6,000,000; and 4) additional potential excess liability insurance policy proceeds. The legal reserves on the statement of financial condition include the $2,253,440 and additional provision of $7,000,000 noted above.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations. If the terms of the Limited Funds Settlement Agreement are not ultimately approved, the potential exposure the Company faces from pending and potential claims against it relating to Provident Shale and Medical Capital securities far exceeds its available assets and regulatory required capital.

14. Subsequent Events

The Company evaluated all other events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure. No events or transactions require disclosure other than the Court Settlement that the Company filed on February 17 as described in Note 13.

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STATEMENT OF FINANCIAL CONDITION

Securities America, Inc.
SEC File Number: 8-26602
As of December 31, 2010
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG